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February 18, 2005

Mr. Brian Cascio
Accounting Branch Chief
Securities and Exchange Commission

RE:  Allied Healthcare Products, Inc.
     Form 10-K/A for the fiscal year ended June 30, 2004
     Filed October 1, 2004
     File No. 000-19266

Dear Mr. Cascio,

As requested, listed below are Allied Healthcare Products, Inc.'s ("Allied" or the "Company") responses to the comments raised in your letter dated February 8, 2005 relative to the 10-K filing for the fiscal year ended June 30, 2004.

FORM 10-K FOR THE YEAR ENDED JUNE 30, 2004

CRITICAL ACCOUNTING POLICIES - PAGE 13

1. WE NOTE YOUR RESPONSE TO COMMENT 1. TELL US WHETHER YOUR AUDITORS IDENTIFIED ANY INTERNAL CONTROL WEAKNESS RELATED TO THE LIMITATIONS IN YOUR ACCOUNTING SOFTWARE THAT PRECLUDES A DIRECT REDUCTION OF OBSOLETE INVENTORY. ADDITIONALLY, TELL US WHETHER YOU CURRENTLY HAVE ANY PLANS TO ENHANCE YOUR ACCOUNTING SOFTWARE SO THAT INVENTORY ITEMS CAN BE TRACKED BY ITEM.

The Company's auditors did not identify an internal control weakness related to the accounting software or the accounting for inventory.

Inventory items which are deemed to have the potential to become obsolete, as a result of decreasing usage, are tightly controlled through a series of computer reports from our accounting software, and a number of Excel spreadsheets. At June 30, 2004, the Company had approximately 6,000 parts under review due to the parts changing usage patterns. The Company has over 15,000 active part numbers in inventory. These reports and spreadsheets were used to evaluate the effect of the standards revaluation during fiscal 2004 to assure that there was no increase in the net inventory value of impaired items. These reports were run immediately preceding the standard cost revaluation and immediately after the standard cost revaluation in order to capture the change in standard cost as result of the process. The change in inventory value was added to the Reserve for Excess and Obsolete Inventory.

Company, management, under the direction of the Company President, normally meets once each week to review a selection of these parts. For each part the Company reviews the current or planned usage, salvage value, and alternative uses for the part. This review gives the Company the necessary information to determine if a part is truly obsolete, and should be scrapped or salvaged. Through these meetings and analysis the underlying causes for inventory obsolescence are examined. This analysis should serve to reduce obsolescence expense in the future.

These inventory reviews reveal that many of the parts reviewed do have continuing value. However, many parts are disposed immediately as a result of our reviews. If it is

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determined that a part does not have economic value it is disposed of immediately. During fiscal 2002, 2003, and 2004 the Company disposed of approximately $4.5 million in obsolete inventory.

We do not currently have plans to enhance our accounting software in order to ease selectively changing standards on non-impaired items only. The Company recognizes that its inventory must be closely monitored for potentially obsolete parts in order to properly reflect inventory value in the Company's financial statements. Parts which are determined to have no continued economic value are disposed of immediately. The Company feels that the best way to control the remaining inventory, given the large number of parts and the informative value of updated cost information, is to use the inventory reports and spreadsheets it has developed. Inventory items are tracked by item within these reports. Usage of these reports assures that the Company does not increase the net value of previously impaired inventory as a result of the standard cost revaluation.

2. AS A RELATED MATTER, TELL US WHY YOU DID NOT HAVE A SIMILAR CHARGE TO THE VALUATION ALLOWANCE IN THE PREVIOUS TWO PERIODS FOR ADJUSTMENTS TO STANDARD COST. WE NOTE THAT YOU HAD A SIGNIFICANT WRITE-DOWN IN FISCAL 2002.

The Company performed a recalculation of its standard cost during fiscal 2004. This standard cost revaluation resulted in the $385,451 charge to the valuation allowance. The Company did not perform a standard cost recalculation in fiscal 2002 or fiscal 2003. Therefore, an adjustment to the Reserve for Excess and Obsolete Inventory was not required during those fiscal years.

EXHIBITS 31.1 AND 31.2

3. PLEASE FILE AN AMENDMENT TO YOUR FORM 10-K INCLUDING THE CERTIFICATION TEXT AS INCLUDED IN THE APPENDIX TO YOUR RESPONSE DATED JANUARY 28, 2005.

This amendment was filed on February 10, 2005.

In accordance with the staff's request, the Company acknowledges that:

    o the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

    o staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

    o the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

As described in the preceding comments, Allied is committed to modifying certain footnote disclosures and Certifications in future filings with the commission. If you would like to speak to me with further comments or questions, I may be reached at 314-771-2400. We appreciate the opportunity to provide these responses and clarification to the SEC.

Sincerely,


Daniel C. Dunn
Vice-President and Chief Financial Officer